Exhibit 4.18

MASTER EMPLOYMENT AGREEMENT

This Master Employment Agreement (this “Agreement”) is made and entered into this 28th day of July, 2005 by and between AMVESCAP PLC (hereinafter, the “Company”), and Mr. Martin L. Flanagan (hereinafter, “Executive”), to be effective as of the Effective Date, as defined in Section 1.

BACKGROUND

WHEREAS, the Company desires to hire Executive as President and Chief Executive Officer of the Company in accordance with the terms of this Agreement; and

WHEREAS, Executive is willing to serve in such capacity in accordance with the terms and conditions of this Agreement;

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Effective Date. The effective date of this Agreement (the “Effective Date”) will be as of July 12, 2005.

2. Employment. Executive is hereby employed on the Employment Date (as defined below) as the President and Chief Executive Officer of the Company. In his capacity as President and Chief Executive Officer of the Company, Executive shall have the responsibilities listed on the Terms of Reference (attached hereto as Appendix A) for such position as provided in the Company’s Corporate Governance Manual. Executive acknowledges that the Company may amend the Terms of Reference from time to time as the Board of Directors of the Company (the “Board”) deems necessary or desirable in order to comply with applicable law, regulation, order, or written guidance issued by a governing authority, securities exchange or similar organization. In his capacity as President and Chief Executive Officer of the Company, Executive will report directly to the Board. At the first meeting of the Board after the Effective Date, the Company will designate Executive as a “Global Partner” of the AMVESCAP Group, a designation which is used throughout the AMVESCAP Group to refer to the most senior group of officers and employees (“Global Partners”). Executive will execute a Global Partner Agreement in the form attached hereto as Appendix B (the “Global Partner Agreement”) concurrent with the execution of this Agreement. In the event of any inconsistency between this Agreement and the Global Partner Agreement during the Employment Period, the terms of this Agreement will govern.

3. Directorship. The Company will cause Executive to be appointed to the Board promptly following the Employment Date and shall nominate and recommend to the shareholders of the Company that Executive be elected to the Board at the Company’s annual meeting of shareholders next following the Employment Date.

4. Employment Period. Unless earlier terminated herein in accordance with Section 7 hereof, Executive’s employment hereunder shall be for a four-year term, commencing on

August 1, 2005 (the “Employment Date”), subject to Section 11 of this Agreement (the “Initial Employment Period”). Provided, however, that the term of employment shall be automatically extended beyond the Initial Term, subject to the same terms, conditions and limitations as provided herein, for an additional one year period on the fourth anniversary of the Employment Date and on each such anniversary date thereafter (each, an “Additional Term”) unless, not later than 90 days prior to any such anniversary, either party to this Agreement shall have given written notice to the other that Executive’s employment under this Agreement shall not be extended or further extended. The Initial Employment Period and the Additional Terms, if any, are hereinafter collectively referred to as the “Employment Period.”

5. Extent of Service. During the Employment Period, and excluding any periods of vacation and sick leave to which Executive is entitled, Executive agrees to devote his business time, attention, skill and efforts exclusively to the faithful performance of his duties hereunder; provided, however, that it shall not be a violation of this Agreement for Executive to (i) devote reasonable periods of time to charitable and community activities and, with the approval of the Board, industry or professional activities, and/or (ii) manage personal business interests and investments, so long as such activities do not interfere with the performance of Executive’s responsibilities under this Agreement or the Global Partner Agreement. It is expressly understood and agreed that the continued conduct by Executive of such activities, as listed on Appendix C, shall not thereafter be deemed to interfere with the performance of Executive’s responsibilities hereunder.

6. Compensation and Benefits.

(a) Base Salary. During the Employment Period, the Company will pay to Executive base salary at the rate of U.S. $790,000 per year (“Base Salary”), less normal withholdings, payable in equal monthly or more frequent installments as are customary under the Company’s payroll practices from time to time.

(b) Compensation. During the Employment Period, Executive shall be eligible to participate in the Global Partner program. Without limiting the foregoing, the following shall apply:

(i) Make-Whole Compensation. Promptly following the Employment Date, Executive shall receive in one lump sum payment a make-whole of U.S. $11,750,000 (the “Make-Whole Payment”), to compensate Executive for all compensation forfeited or foregone under and in connection with his prior employment. Notwithstanding the foregoing, if Executive voluntarily terminates his employment hereunder for other than Good Reason (as defined in Section 7(c) below) prior to the first anniversary of the Employment Date, then Executive shall repay the entire Make-Whole Payment to the Company within 30 days after Executive’s Date of Termination (as defined in Section 7(e) below).

(ii) Short-Term Compensation. During the Employment Period, Executive will have the opportunity, based on the achievement of certain performance criteria, as mutually determined by the Remuneration Committee of the Company and Executive, to receive annual short-term compensation awards having a maximum value of U.S. $4,750,000 per year (the “Reference Bonus”) “appropriately pro-rated for any periods consisting of less than a full year.

(iii) Long-Term Compensation. Executive will receive long-term compensation awards consisting of each of the following awards:

(A) A grant of 2,500,000 restricted ordinary shares of the Company. Such restricted shares shall vest as to one-fourth (625,000 shares) of the underlying shares on each of the first four anniversaries after the grant date; provided that Executive remains an employee of the Company on such dates. Such restricted shares will be issued pursuant to, and shall be subject to the terms and conditions of, the AMVESCAP Global Stock Plan (the “Stock Plan”) in effect at the time of grant. If a Change in Control, as defined under the Stock Plan, shall have occurred while any such award remains outstanding and unvested, such award will vest in full.

(B) A grant of 2,500,000 restricted ordinary shares of the Company. Such restricted shares shall vest as to all or a portion of the shares awarded upon the attainment of cumulative earnings per share targets reflecting a compound growth rate of between 10% and 15% per annum during a three year period (using as a base earnings per share amount the average earnings per share for 2004 and 2005). Such restricted shares will be issued pursuant to, and shall be subject to the terms and conditions of, the Stock Plan in effect at the time of grant. If a Change in Control, as defined under the Stock Plan, shall have occurred while any such award remains outstanding and unvested, such award will vest in full.

(c) Benefits.

(i) Incentive, Savings and Retirement Plans. During the Employment Period, Executive shall be eligible to participate in all incentive, savings and retirement plans that are tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and in all plans that are supplemental to any such tax-qualified plans, in each case to the extent that such plans are applicable generally to other Global Partners based in the United States (the “US Global Partners”) and subject to the terms and conditions thereof.

(ii) Executive Deferred Compensation. During the Employment Period, Executive will be eligible to participate in all aspects of the Company’s deferred compensation program, including the deferral of salary, bonuses and other incentives, as in effect at any time during the Employment Period, as provided generally to other US Global Partners, and subject to the terms and conditions thereof.

(iii) Welfare Benefit Plans. During the Employment Period, Executive and/or Executive’s spouse and dependant(s), as the case may be, shall be eligible for participation under all welfare benefit plans, practices, policies and programs provided by the Company (including, without limitation, medical, prescription, dental, vision, disability, salary continuance, group life and supplemental group life, accidental death and travel accident insurance plans and programs) to the extent applicable generally to other US Global Partners, and subject to the terms and conditions thereof.

(iv) Fringe Benefits and Perquisites. During the Employment Period, Executive shall be eligible to receive fringe benefits and perquisites provided generally to other US Global Partners.

(v) Vacation. During the Employment Period, Executive shall be entitled to paid vacation in accordance with the plans, policies, programs and practices of the Company provided generally to other US Global Partners.

(vi) Relocation Expenses. The Company shall pay all of the following expenses reasonably incurred by Executive in connection with Executive’s (and his family’s) relocation of his principal residence from Hillsborough, California to Georgia: (a) moving, storage, shipping, packing and unpacking of Executive’s (and his family’s) household furnishings and belongings; (b) up to three house-hunting trips, if necessary, for Executive’s spouse (and his children) to Georgia for the purpose of assisting Executive in locating and obtaining a new principle residence in Georgia; and (c) temporary housing expenses for Executive (but not beyond six months after the Employment Date) of up to a maximum of $5,000 per month, including food, lodging and other incidental living expenses (“Relocation Expenses”).

To the maximum extent possible, all Relocation Expenses shall be made by the Company directly to the persons or entities providing goods or services. Executive shall be required to obtain and submit to the Company receipts and/or other documentation, reasonably satisfactory to the Company, to evidence all relocation expenses.

(vii) Business Expenses. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Executive in accordance with the policies, practices and procedures of the Company applicable generally to other US Global Partners.

7. Termination of Employment.

(a) Death or Disability. Executive’s employment hereunder shall terminate automatically upon Executive’s death during the Employment Period. If the Company determines in good faith that the Disability of Executive has occurred during the Employment Period (pursuant to the definition of Disability set forth below), it may give to Executive written notice of its intention to terminate Executive’s employment hereunder. In such event, Executive’s employment with the Company shall terminate effective on the 30th day after receipt of such written notice by Executive (the “Disability Effective Date”), provided that, within the 30 days after such receipt, Executive shall not have returned to full-time performance of Executive’s duties. For purposes of this Agreement, “Disability” shall mean the inability of Executive, as determined by the Board in good faith, to perform the essential functions of his regular duties and responsibilities, with reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of one hundred eighty (180) days in any twelve-month period. At the request of

Executive or his personal representative, the Board’s determination that the Disability of Executive has occurred shall be certified by two physicians mutually agreed upon by Executive or his personal representative, and the Company. In the event that such independent certification (if so requested by Executive) does not support the Board’s determination that Executive is Disabled pursuant to the terms of this Agreement, Executive’s termination shall be deemed a termination by the Company without Cause and not a termination by reason of his Disability.

(b) Termination by the Company. The Company may terminate Executive’s employment hereunder during the Employment Period with or without Cause. For purposes of this Agreement, “Cause” shall mean:

(i) the willful and continued failure of Executive to perform substantially Executive’s duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Executive by the Remuneration Committee of the Board of Directors of the Company which specifically identifies the manner in which such Committee believes that Executive has not substantially performed Executive’s duties, or

(ii) the willful engaging by Executive in illegal conduct or gross misconduct which is materially injurious to the Company, including, without limitation, any conviction of, or plea of nolo contendere to, a crime that constitutes a felony, or

(iii) the willful and continued material violation of written Company policies or procedures by Executive, after a written demand for substantial compliance with such policies or procedures is delivered to Executive by the Remuneration Committee of the Board of Directors of the Company which specifically identifies the manner in which such Committee believes that Executive has not substantially complied with the same, or

(iv) Executive’s bankruptcy or insolvency; or

(v) any act or omission by Executive which could lead to his being prohibited, pursuant to Section 9 of the Investment Company Act of 1940, from serving in the capacity provided for in this Agreement.

For purposes of this provision, no act or failure to act, on the part of Executive, shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive’s action or omission was legal, proper, and in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company. The cessation of employment of Executive shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board of the Company at a meeting of such Board called and held for such purpose (after reasonable notice is provided to Executive and Executive is given an opportunity, together with counsel, to be heard before such Board), finding that, in the good faith opinion of such Board, Executive is guilty of the conduct giving rise to Cause as defined above, and specifying the particulars thereof in detail.

(c) Termination by Executive. Executive’s employment may be terminated by Executive for Good Reason or no reason; provided however, that, notwithstanding any other provision contained herein to the contrary, if Executive terminates employment hereunder without Good Reason, Executive shall comply with the notice provisions set forth in Section 3.A. of the Global Partner Agreement. For purposes of this Agreement, “Good Reason” shall mean any of the following events occurring during the Employment Period:

(i) without the written consent of Executive, the assignment to Executive of any duties inconsistent in any material respect with Executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as in effect on the Employment Date, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by Executive;

(ii) a reduction by the Company in Executive’s Base Salary, Short-Term Compensation, or Long-Term Compensation as in effect on the Employment Date or as the same may be increased from time to time;

(iii) the Company’s requiring Executive, without his consent, to be based at any office or location other than in Atlanta, Houston, or New York City;

(iv) any failure by the Company to comply with and satisfy Section 13(c) of this Agreement; or

(v) the failure of the Company to appoint Executive to the Board of Directors of the Company within 60 days of his Employment Date.

Good Reason shall not include Executive’s death or Disability. The Company shall have an opportunity to cure any claimed event of Good Reason within 30 days after written notice from Executive. The Company shall notify Executive of the timely cure of any claimed event of Good Reason and the manner in which such cure was effected. In the event of such cure any Notice of Termination delivered by Executive based on such claimed Good Reason shall be deemed withdrawn and shall not be effective to terminate the Agreement.

(d) Notice of Termination. Any termination by the Company for Cause, or by Executive for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 15(e) of this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated and (iii) specifies the termination date. The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or the Company, respectively, hereunder or preclude Executive or the Company, respectively, from asserting such fact or circumstance in enforcing Executive’s or the Company’s rights hereunder.

(e) Date of Termination. “Date of Termination” means (i) if Executive’s employment is terminated other than by reason of death or Disability, the date of receipt of the Notice of Termination, or any later date specified therein, or (ii) if Executive’s employment is terminated by reason of death or Disability, the Date of Termination will be the date of death or the Disability Effective Date, as the case may be.

(f) Cooperation. For the period beginning on Executive’s Date of Termination and ending on the second anniversary thereof (the “Cooperation Period”), Executive agrees that he will cooperate with and provide assistance to the Company regarding any or all of the following, as long as said services to be rendered by Executive shall not materially impede his ability to meet any obligations or duties he may have with his then current employer or company: (i) the transition of ongoing matters relating to the business of the Company, as may be reasonably requested by the Company from time to time; (ii) any litigation or criminal, civil or administrative proceeding, whether currently pending or filed during the Cooperation Period, arising out of or relating to matters about which Executive has knowledge or in which Executive may be identified or called as a witness by any party; and (iii) such other services as the Company may reasonably request. Such cooperation and assistance includes, without limitation, attendance at meetings with Company representatives or the Company’s legal counsel (or both) upon reasonable notice and at mutually convenient times and places, provision of complete and truthful information in response to any inquiries of the Company and/or its counsel, full disclosure and production of all documents and things that may be relevant to any such matters (regardless of any express inquiry by the Company or its counsel), and attendance as a witness at depositions, trials or similar proceedings upon reasonable advance notice.

In consideration for Executive’s services during the Cooperation Period, the Company shall pay Executive at an hourly rate of compensation commensurate with his Base Salary as of his Date of Termination for any services performed by Executive on behalf of the Company in connection with this Section 7(f). In addition to and notwithstanding the foregoing, the Company will reimburse Executive for all out-of-pocket expenses reasonably incurred by Executive in the performance of his duties hereunder during the Cooperation Period.

Executive shall immediately notify the Company of any formal or informal inquiry or request for information directed to Executive by any third-party that in any way relates to Executive’s employment by the Company or any aspect of the Company’s business operation.

8. Obligations of the Company upon Termination.

(a) Termination by Executive for Good Reason; Termination by the Company Other Than for Cause or Disability. If, during the Employment Period, the Company shall terminate Executive’s employment other than for Cause or Disability, or Executive shall terminate employment for Good Reason within a period of 90 days after the occurrence of the event giving rise to Good Reason, then and, with respect to the payments and benefits described in clauses (ii), (iii), (iv) and (v) below, only if Executive executes, and does not revoke, a

General Release of all Claims in substantially the form used by the Company generally with respect to US Global Partners terminating employment under such conditions:

(i) the Company shall pay to Executive in a lump sum in cash within 30 days after the Date of Termination the sum of (1) Executive’s Base Salary through the Date of Termination to the extent not theretofore paid, (2) any accrued vacation pay to the extent not theretofore paid, and (3) unless Executive has a later payout date required in connection with the terms of a deferral plan or agreement, any compensation previously deferred by Executive (together with any accrued interest or earnings thereon) to the extent not theretofore paid (the sum of the amounts described in clauses (1), (2) and (3) shall be hereinafter referred to as the “Accrued Obligations”); and

(ii) the Company shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination the product of (x) three, and (y) the sum of (A) the Base Salary, and (B) the Reference Bonus; and

(iii) effective as of the Date of Termination, (1) immediate vesting and exercisability of, and termination of any restrictions on sale or transfer (other than any such restriction arising by operation of law) with respect to, each and every stock option, restricted share award, restricted share unit award and other equity-based award and performance award issued to Executive by the Company and outstanding as of the Date of Termination; and

(iv) continuation of medical benefits in effect as of the Date of Termination for Executive and his covered dependents for a period of 18 months following the date of termination at the Company’s sole expense and for a period of eighteen (18) months after the expiration of such coverage period, Executive shall have the right to elect continuation of health care coverage under the Company’s group health plan in accordance with “COBRA,” and the Company shall reimburse Executive for all premiums for such COBRA coverage for Executive and his covered dependents. The obligation of the Company to pay the cost for such COBRA coverage shall terminate upon Executive’s obtaining other employment if health care coverage is provided by the new employer; and

(v) the Company shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination the product of (x) the Executive’s Reference Bonus and (y) a fraction, the numerator of which is the number of days in the calendar year in which the Date of Termination occurs through the Date of Termination, and the denominator of which is 365 (the “Prorated Bonus”); and

(vi) to the extent not theretofore paid or provided, the Company shall timely pay or provide to Executive any other vested amounts or benefits required to be paid or provided or which Executive is entitled to receive under any plan, program, policy or practice of the Company that is applicable to Executive by its terms (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”).

Notwithstanding any provision to the contrary contained herein or otherwise, the Company’s obligation to continue to provide any of the benefits described above shall immediately cease and shall be permanently forfeited, if it is determined by a Court of competent jurisdiction that Executive has breached any of the restrictive covenants contained in Sections 4, 5, 6, or 7 of the Global Partner Agreement.

(b) Death. If Executive’s employment is terminated by reason of Executive’s death during the Employment Period, the Company shall provide payment of Accrued Obligations, the Prorated Bonus and the timely payment or provision of Other Benefits. Accrued Obligations and the Prorated Bonus shall be paid to Executive’s estate or beneficiary, as applicable, in a lump sum in cash within 30 business days after the Date of Termination. With respect to the provision of Other Benefits, the term Other Benefits as used in this Section 8(b) shall include, without limitation, and Executive’s estate and/or beneficiaries shall be entitled to receive, benefits under such plans, programs, practices and policies relating to death benefits, if any, as are applicable to Executive on the date of his death.

(c) Disability. If Executive’s employment is terminated by reason of Executive’s Disability during the Employment Period, the Company shall provide payment of Accrued Obligations, the Prorated Bonus and the timely payment or provision of Other Benefits. Accrued Obligations and the Prorated Bonus shall be paid to Executive in a lump sum in cash within 30 business days after the Date of Termination. With respect to the provision of Other Benefits, the term Other Benefits as used in this Section 8(c) shall include, without limitation, and Executive shall be entitled after the Disability Effective Date to receive, disability and other benefits under such plans, programs, practices and policies relating to disability, if any, as are applicable to Executive and his covered dependents on the Date of Termination.

(d) Cause or Voluntary Termination without Good Reason. If Executive’s employment shall be terminated for Cause during the Employment Period, or if Executive voluntarily terminates employment during the Employment Period without Good Reason, Executive’s employment under this Agreement shall terminate without further obligations to Executive, other than for payment of Accrued Obligations and the timely payment or provision of Other Benefits.

(e) Indemnification. During the Employment Period, Executive will have the same director and officer liability insurance coverage as is provided generally to other US Global Partners and directors and shall be subject to the indemnity provisions of the Company’s Articles of Association, which the Company intends to be the widest indemnity permitted under UK law.

9. Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit Executive’s continuing or future participation in any employee benefit plan, program, policy or practice provided by the Company and for which Executive may qualify, except as specifically provided herein. Amounts which are vested benefits or which Executive is otherwise entitled to receive under any plan, policy, practice or program of the Company at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program, except as explicitly modified by this Agreement.

10. Certain Additional Payments by the Company.

Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any Payment would be subject to the Excise

Tax, then Executive shall be entitled to receive an additional payment (the “Gross-Up Payment”) in an amount such that, after payment by Executive of all taxes (and any interest or penalties imposed with respect to such taxes), including, without limitation, any income and employment taxes (and any interest and penalties imposed with respect thereto), and Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. The Company’s obligation to make the Gross-Up Payment under this Section 10 shall not be conditioned upon Executive’s termination of employment.

Subject to the provisions of this Section 10, all determinations required to be made under this Section 10, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by such nationally recognized certified public accounting firm as may be designated by the Company (the “Accounting Firm”). The Accounting Firm shall provide detailed supporting calculations both to the Company and Executive within 15 business days of the receipt of notice from Executive or the Company that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control or the Accounting Firm declines or is unable to serve, Executive may appoint another nationally recognized certified public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). The Accounting Firm shall furnish Executive with a written opinion (“Opinion”) that reporting an amount of Excise Tax or the failure to report the Excise Tax on Executive’s applicable federal income tax return would not result in the imposition of negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and Executive. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 10, shall be paid by the Company to Executive within five days of the receipt of the Accounting Firm’s determination. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to the provisions of this Section 10 and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive.

Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after Executive actually receives notice in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid; provided, however, that the failure of Executive to notify the Company of such claim (or to provide any required information with respect thereto) shall not affect any rights granted to Executive under this Section 10 except to the extent the Company is materially prejudiced in the defense of such claim as a direct result of such failure. Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the

Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that the Company desires to contest such claim, Executive shall:

(a) give the Company any information reasonably requested by the Company relating to such claim;

(b) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by the Company and reasonably acceptable to Executive;

(c) cooperate with the Company in good faith in order to effectively contest such claim; and

(d) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax, employment tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation of the foregoing provisions of this Section 10, the Company shall control all proceedings taken in connection with such contest and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that, if the Company directs Executive to pay such claim and sue for a refund, the Company shall provide the amount of such payment to Executive as an additional payment (“Supplemental Payment”) (subject to possible repayment as provided in the next paragraph) and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax, employment tax or income tax (including interest or penalties with respect thereto) imposed with respect to such payment or with respect to any imputed income with respect thereto; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment or Supplemental Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

If, after the receipt by Executive of an amount provided by the Company pursuant to the foregoing provisions of this Section 10, Executive becomes entitled to receive any refund with respect to such claim, Executive shall (subject to the Company complying with the requirements of this Section 10) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).

Notwithstanding any other provision of this Section 10, the Company may, in its sole discretion, withhold and paid to the Internal Revenue Service or any other applicable taxing authority, for the benefit of Executive, all or any portion of the Gross-Up Payment or Supplemental Payment, and Executive hereby consents to such withholding.

The following terms shall have the following meanings for purposes of this Section 10.

(i) “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(ii) A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable pursuant to this Agreement or otherwise.

11. Representations and Warranties. Executive hereby represents and warrants to the Company that Executive is not a party to, or otherwise subject to, any covenant not to compete, or covenant not to solicit customers or clients, with any person or entity, and Executive’s execution of this Agreement and performance of his obligations hereunder will not violate the terms or conditions of any contract or obligation, written or oral, between Executive and any other person or entity.

12. Restrictions on Conduct of Executive. The Company and Executive specifically acknowledge that Executive shall be required to comply with the provisions of Sections 4, 5, 6, and 7 of the Global Partner Agreement.

13. Assignment and Successors.

(a) This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

14. Full Settlement; Resolution of Disputes.

(a) The Company agrees to pay promptly as incurred, to the fullest extent permitted by law, all legal fees and expenses that Executive may reasonably incur as a result of any contest by the Company, Executive or others as to the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by Executive about the amount of any such payment pursuant to this Agreement), but only if Executive is the prevailing party on at least one material issue raised in the enforcement proceeding.

15. Miscellaneous.

(a) Waiver. Failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted in this Agreement or of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by the party making the waiver.

(b) Severability. If any provision or covenant, or any part thereof, of this Agreement should be held by any court to be invalid, illegal or unenforceable, either in whole or in part, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the remaining provisions or covenants, or any part thereof, of this Agreement, all of which shall remain in full force and effect.

(c) Entire Agreement. Except as provided herein, this Agreement and the Global Partner Agreement contain the entire agreement between the Company and Executive with respect to the subject matter hereof and, from and after the Effective Date, this Agreement and the Global Partner Agreement shall supersede in their entirety any other agreement between the parties with respect to the subject matter hereof, including without limitation, the letter from Charles W. Brady to you dated as of June 18, 2005.

(d) Governing Law. Except to the extent preempted by federal law, and without regard to conflict of laws principles, the laws of the State of Georgia shall govern this Agreement in all respects, whether as to its validity, construction, capacity, performance or otherwise.

(e) Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered or three days after mailing if mailed, first class, certified mail, postage prepaid:

To Company:	AMVESCAP PLC
1315 Peachtree Street NE
Suite 500
Atlanta, GA 30309
Attention: Erick Holt, Esq.

with a copy to:	Stephen W. Skonieczny, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112

To Executive:	Mr. Martin L. Flanagan
650 Brewer Drive
Hillsborough, CA 94010

with a copy to:	Adam D. Chinn, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York

Any party may change the address to which notices, requests, demands and other communications shall be delivered or mailed by giving notice thereof to the other party in the same manner provided herein.

(f) Amendments and Modifications. This Agreement may be amended or modified only by a writing signed by both parties hereto, which makes specific reference to this Agreement.

(g) Construction. Each party and his or its counsel have reviewed this Agreement and have been provided the opportunity to revise this Agreement and accordingly, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement. Instead, the language of all parts of this Agreement shall be construed as a whole, and according to its fair meaning, and not strictly for or against either party.

(h) Code Section 409A Compliance. To the extent necessary to comply with Code Section 409A and such regulations and provisions, any payments subject thereto shall commence six months after Executive’s termination of employment.

(i) Incorporation of Certain Sections of the Global Partner Agreement. Sections 4, 5, 6, and 7 of the Global Partner Agreement are hereby incorporated by reference in their entirety into the Agreement.

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Employment Agreement as of the date first above written.

AMVESCAP PLC

By:	/s/ Charles W. Brady
Name:	Charles W. Brady
Title:	Chairman
Dated:	July 28, 2005

EXECUTIVE:

/s/ Martin L. Flanagan
Martin L. Flanagan
Dated: July 28, 2005

APPENDIX A

Terms of Reference

Corporate Governance

Terms of Reference for the Chief Executive Officer

Authority and Reporting

1.	The Chief Executive Officer (“CEO”) is generally responsible for managing the business of AMVESCAP PLC and its subsidiaries (collectively, the “Company”) and is accountable to and reports to the Board of Directors (the “Board”) of the Company with regard thereto.

2.	The CEO has general supervision of the business of the Company and is responsible for all executive management matters affecting the Company. All members of executive management report, either directly or indirectly, to him.

Key Responsibilities

3.	The CEO is responsible for conducting the affairs of the Company with the highest standards of integrity and probity and in compliance with all applicable laws, principles and rules of corporate governance, including the Company’s Articles of Association, its Corporate Governance Manual and the resolutions of the Board, as the same shall be in effect from time to time.

4.	The CEO is responsible for proposing and developing the Company’s strategy and overall commercial objectives, which he does in close consultation with the Executive Management Committee, the Chairman of the Board of Directors (the “Chairman”) and the Board.

5.	The CEO is responsible for ensuring that the Company has in place all necessary financial, operational and compliance controls and risk management systems.

6.	The CEO is responsible - with the senior management team including the Executive Management Committee - for implementing the decisions of the Board and its committees.

Additional Responsibilities

Further, the CEO is responsible for:

7.	Providing input to the Board’s agenda from himself and other members of senior management;

8.	Ensuring that he communicates with the Chairman on the important and strategic issues facing the Company, and proposing Board agendas to the Chairman which reflect these;

9.	Ensuring that the senior management team gives appropriate priority to providing reports to him and, where required, the Board which contain accurate, timely and clear information;

10.	Ensuring, in consultation with the Chairman and the Company Secretary as appropriate, that he and the other members of senior management comply with the Board’s approved procedures, including the schedule of Matters Reserved to the Board for its decision and the provisions of each Board committee’s respective Terms of Reference;

11.	Providing information and advice on succession planning to the Chairman, the Nomination and Corporate Governance Committee and other members of the Board, in respect of executive directors and other members of senior management;

12.	Leading the communication programme with shareholders;

13.	Ensuring that the development needs of the executive directors and other members of senior management reporting to him are identified and met;

14.	Ensuring that performance reviews for each of the executive directors and other members of senior management are carried out at least once a year and providing input to the wider Board evaluation process; and

15.	Performing such other duties and exercising such other powers as from time to time may be assigned to him by the Board.

APPENDIX B

Global Partner Agreement

APPENDIX B

Global Partner Agreement

Mr. Martin L. Flanagan

650 Brewer Drive

Hillsborough, CA 94010

Dear Marty:

AMVESCAP plc (the “Company”), wishes to employ you as a Global Partner under the terms and conditions set forth in this letter. The term “Global Partner” is used throughout the AMVESCAP Group to refer to the most senior group of officers and employees. The purpose of this letter is to articulate the terms and conditions of your employment as a Global Partner.

It is important to note at the outset that the Company considers you an important part of its continued success. Further, please note that under the terms of this letter agreement, which is a binding contract, neither the Company nor you have any right to terminate the Global Partner employment relationship except as set forth below.

Also, in the event of any inconsistency between this Agreement and the Employment Agreement with the Company dated as of July 28, 2005 (the “Employment Agreement”) during the “Employment Period,” as such term is defined in the Employment Agreement, the terms of the Employment Agreement will govern.

1. Duties Of Employment

You agree to perform the duties assigned to you by the Company as President and Chief Executive Officer. You understand and agree that during your employment relationship with the Company, you are not allowed, without proper prior approval, to perform any business activities for any person or entity other than the Company or another company that is part of the AMVESCAP Group. Of course, if you obtain the Company’s prior written approval, you may perform other business activities.

It is your obligation to comply with all Company policies and procedures, including those set forth in any Code of Ethics and other materials distributed by the Company to its employees. Further, you agree to comply with all applicable rules and regulations that pertain to the Company’s business.

As a Global Partner you have important duties to the Company: the duty to refrain from dealing in your self interest above that of the Company’s, the duty to disclose any information that indicates that you may be exposed to a conflict of interests, the duty of loyalty, and the duty to refrain from using the Company’s business opportunities for your own benefit. These fiduciary obligations and others arise because of the unique trust and confidence the Company places in you as a Global Partner.

2. Compensation

Your annual salary will be determined by the Remuneration Committee of the AMVESCAP Board. You will also be eligible to receive certain bonuses, options and stock awards as approved from time to time by the Board.

3. Term

The term of your Global Partner employment relationship with the Company hereunder shall be for one year from the date of your signature on this letter. This term will automatically renew at the end of the initial term for another year and will continue to renew every year, unless your employment is terminated in a manner specified below. In no event will the term of your employment relationship with the Company hereunder be less than the unexpired period of any notice of intent to terminate given as set forth below. Your employment hereunder can only be terminated as specifically set forth below.

A. Termination Effective After Expiration of Notice Period

Subject to earlier termination under Section 3.B, 3.C or 3.D below, either you or the Company may terminate the employment relationship at any time during the initial term or any renewal, upon 6 months written notice to the other party. Whether you or the Company give the notice of termination, your employment will continue for the entire notice period. The effective date of the termination of the employment relationship will be the last day of the notice period.

B. Termination by Mutual Agreement

You and the Company can, effective immediately, terminate the employment relationship without cause or notice, but such a mutual termination will only be effective if you and the Company both agree to the termination in writing. Such an agreement must be signed by a duly authorized member of the Remuneration Committee of the Company to be effective.

C. Termination with Cause

Your employment shall be terminated for Cause effective immediately upon written notice if the Company has terminated your employment for “Cause” under your Employment Agreement, as that term is defined under the Employment Agreement.

You may terminate your employment effective immediately if the Company, after written notice, has engaged in any continuing violation of this letter agreement and has not cured such violation within a reasonable period of time.

D. Termination Due to Death or Disability

In the event of your death, or disability to the extent that you cannot perform the essential functions of your position with reasonable accommodation, your employment will be terminated effective on the last day of the month that such death or disability occurs. We mutually recognize that the Company has a disability plan that is separate from this letter agreement.

4. Confidential Information

A critical aspect of your position is your access to trade secret, proprietary, and confidential information. For example, your knowledge of the exact amounts and holdings of Company-related investment positions is confidential. While some of that information may eventually be made public, the information is extremely sensitive and is to be treated as confidential until it is released. Likewise, computer models and programs developed by the Company or purchased by it are proprietary and confidential. Other information the Company possesses as trade secrets or confidential information include (without limitation) its marketing strategies, marketing plans, compensation arrangements, benefit plans, and ideas and inventions of its employees.

These are simply examples of the types of information the Company considers trade secret and/or confidential. As time passes, the Company will no doubt develop new categories of information it considers trade secrets and/or confidential. As this occurs, the Company will identify such new categories of information and remind you of your obligation to treat it as confidential. The importance of all of the types of information identified here is that the Company’s competitors do not have permitted access to this information and are thus unable to use it to compete with the Company. Accordingly, these types of information create a competitive advantage for the Company and are economically valuable. Thus, you agree not to disclose or use any of the Company’s trade secret and/or confidential information for your own benefit or the benefit of anyone other than the Company, during your employment and after the effective date of the termination of your employment relationship with the Company.

5. Company Employees And Customers

You agree that, in the event of the termination of the employment relationship between you and the Company, you will not solicit or hire any Company employees for a period of six (6) months after the effective date of the termination of your employment relationship with the Company. Further, you agree that you will not solicit the business relationships you developed or acquired while working for the Company or another company affiliated with the AMVESCAP Group for a period of six (6) months after the effective date of the termination of your employment.

6. Inventions And Ideas

Since the Company is paying you for your time and efforts, you agree that all information, ideas, and inventions you develop while employed by the Company related in any way to the Company’s business, are the sole property of the Company. This includes all investment models, processes, and methodologies you develop while employed by the Company.

Indeed, one of the reasons for your employment is the creation of such ideas. This information is confidential and trade secret information as discussed above. You understand that the Company may seek to patent or to obtain trademark or copyright protection related to such information, ideas, and inventions, and that, if necessary, you will assign any interest you may have in such information, ideas, and inventions you develop to the Company.

7. Return of Company Property

Upon the termination of your employment, you agree to return all property of the Company. To the extent such property is information of which you have detailed knowledge but no electronic or other documents containing such information, you agree to itemize such information in writing for the Company prior to the effective date of the termination of your employment.

8. Assignment

You agree that this letter agreement may be assigned to any other entities in the AMVESCAP Group, and/or to any successor company by acquisition of either the Company’s stock or its assets. In the case of such an assignment by the Company, you understand and agree that you would continue to be bound by this letter agreement.

9. Choice of Law and Forum

We agree that, in the event of a disagreement between you and the Company about any aspect of your employment with the Company or this letter agreement, Georgia law will govern any litigation or proceeding brought by either party. You also agree that any litigation or proceeding shall be brought in Fulton County, Georgia, in either state or federal court, as appropriate.

10. Notice

We agree that any notice that is to be given under this letter agreement is properly given when delivered in person, by certified mail (return receipt requested), or by over night delivery such as Federal Express.

11. Entire Agreement

Except as provided herein, this Agreement and the Employment Agreement contain the entire agreement between you and the Company with respect to the subject matter hereof and, from and after the date hereof, this Agreement and the Employment Agreement shall supersede in their entirety any other agreement between the parties with respect to the subject matter hereof.

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AMVESCAP PLC

By:	/s/ Charles W. Brady
Charles W. Brady

Dated: July 28, 2005

Martin L. Flanagan

/s/ Martin L. Flanagan
Martin L. Flanagan
Global Partner

Dated: July 28, 2005

APPENDIX C

Current Approved Activities

July 22, 2005

I.	ICI – Board of Governors; Executive Committee and Chairman

II.	SMU – Cox School of Business; Executive Board

III.	Sacred Heart Schools – Member, Board of Trustees and Investment Committee (*)

IV.	San Francisco Opera; Member of Board and of Investment Committee (*)

V.	Marketron, Inc. (Private Company), Member of the Board (*)

(*)	Will resign